8-65979

06006728

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

X-17A-5

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING RECEIVED MAR 02 2006 WASH, D.C. 209 SECTION

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2005** AND ENDING: **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, LLC FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32255 NORTHWESTERN HIGHWAY, SUITE 201
(No. and Street)

FARMINGTON HILLS	**MICHIGAN**	**48334**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACK DIFRANCO	**248-208-8800**
(Name)	(Phone Number)

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

27777 FRANKLIN ROAD, SUITE 1200
(No. and Street)

SOUTHFIELD	**MICHIGAN**	**48034**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ CERTIFIED PUBLIC ACCOUNTANT
- ☐ PUBLIC ACCOUNTANT
- ☐ ACCOUNTANT NOT RESIDENT IN UNITED STATES OR ANY OF ITS POSSESSIONS

OATH OR AFFIRMATION

I, Jack DiFranco, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Jack DiFranco

Managing Director

Subscribed and sworn to before me
this _____ date of _____, 2006

____

Notary Public

This report contains (check all applicable boxes)

- ☑ (a) Facing Page
- ☑ (b) Statement of financial condition
- ☑ (c) Statement of income (loss)
- ☑ (d) Statement of cash flows
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation
- ☐ (m) A copy of the SIPC supplemental report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

STOUT RISIUS ROSS ADVISORS, LLC

FINANCIAL STATEMENTS

YEARS ENDED
December 31, 2005 and 2004

CONTENTS

CLAYTON & McKERVEY, P.C.
Certified Public Accountants & Business Advisors
member of PKF International

INDEPENDENT AUDITORS' REPORT

Member
STOUT RISIUS ROSS ADVISORS, LLC
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, LLC, (the "Company") as of December 31, 2005 and 2004, and the related statements of income (loss), changes in member's equity, and cash flows for the years ending December 31, 2005 and 2004, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, LLC at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

January 26, 2006

27777 Franklin Road, Suite 1200 - Southfield, Michigan 48034 - USA
Telephone (248) 358-0920 Fax (248) 358-4766 www.claytonmckervey.com

STOUT RISIUS ROSS ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2005	2004
Cash and cash equivalents	$ 768,511	$ 866,056
Cash segregated under central registration depository	705	432
Billed and unbilled receivables from customers	50,615	37,782
Organizational costs (net of accumulated amortization of $4,698 for 2005 and $2,349 for 2004)	7,047	9,396
Prepaid expenses	18,740	17,855
TOTAL ASSETS	**$ 845,618**	**$ 931,521**

LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 49,594	$ 29,925
Retainers	20,000	20,000
Accrued vacation	120,304	108,273
Member's equity	655,720	773,323
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 845,618**	**$ 931,521**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC
STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31

	2005	2004
REVENUES:		
Investment banking	$ 3,701,068	$ 3,650,980
Interest income	13,327	0
Total revenues	3,714,395	3,650,980
EXPENSES:		
Employee compensation and benefits	2,979,891	2,568,044
Marketing	250,411	140,693
Computer costs	37,483	27,459
Continuing education	10,024	15,092
Library and subscriptions	87,256	111,793
Amortization expense	2,349	2,349
Recruiting and employee relations	30,018	29,623
Unrecovered client costs	478	27,508
Management fees	312,000	360,000
Rent	132,439	0
Cell phones	18,030	12,533
Professional dues and licenses	18,768	10,991
Bad debt expense	1,878	0
Professional fees	20,933	29,276
Other expenses	5,039	1,008
Total expenses	3,906,997	3,336,369
NET INCOME (LOSS)	$ (192,602)	$ 314,611

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31

Balance at January 1, 2004, as previously reported	$ 24,290
Net income for the year ended December 31, 2004	314,611
Capital contributed	526,453
Prior period adjustment	(92,032)
Balance at December 31, 2004	**$ 773,322**
Net loss for the year ended December 31, 2005	(192,602)
Capital contributed	75,000
Balance at December 31, 2005	**$ 655,720**

The accompanying notes are an integral part of these financial statements.

STOUT RISIUS ROSS ADVISORS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

CASH FLOWS FROM OPERATING ACTIVITIES	2005	2004
Net income (loss)	$ (192,602)	$ 314,611
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Amortization	2,349	2,349
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	(273)	108
Billed and unbilled receivables from customers	(12,833)	(37,782)
Prepaid expenses	(885)	(17,855)
Accounts payable	19,669	29,925
Accrued vacation	12,030	16,241
Retainers	0	20,000
Net cash provided by (used in) operating activities	(172,545)	327,597
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed	75,000	526,454
Net cash provided by financing activities	75,000	526,454
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(97,545)	854,051
CASH AND CASH EQUIVALENTS		
Beginning of year	866,056	12,005
End of year	**$ 768,511**	**$ 866,056**

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
Stout Risius Ross Advisors, LLC is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by them, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Partnership – Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Amortization
Organizational costs have been recorded and are being amortized on a straight line basis over five years.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Advertising
The Company expenses advertising production costs as they are incurred.

NOTE C: CASH AND CASH EQUIVALENTS

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $100,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses. Cash and cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $705 and $432 was segregated and maintained under a separate account under an agreement with the NASD for the years ended December 31, 2005 and 2004, respectively. The account is established to pay for regulatory and customary expenses to comply with the NASD.

NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into loans with a bank, whereas certain assets of the Company are collateralized by this loan. There were no outstanding amounts due on these loans for either of the years ended December 31, 2005 and 2004.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $578,613, which was $565,953 in excess of its required net capital of $12,660. The percentage of aggregate indebtedness to net capital is .33 to 1. At December 31, 2004, the Company had net capital of $707,857, which was $697,311 in excess of its required net capital of $10,546. The percentage of aggregate indebtedness to net capital is .22 to 1.

NOTE G: SCHEDULE I

SCHEDULE I

STOUT RISIUS ROSS ADVISORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Net capital	2005	2004
Total member's equity	$ 655,720	$ 773,322
Deduct member's equity not allowable for net	0	0
Total member's equity qualified for net capital	655,720	773,322
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	655,720	773,322
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(705)	(432)
Organizational costs	(7,047)	(9,396)
Billed and unbilled receivables from customers	(50,615)	(37,782)
Prepaid expenses	(18,740)	(17,855)
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(77,107)	(65,465)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	578,613	707,857
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	**$ 578,613**	**$ 707,857**

NOTE G: SCHEDULE I, Continued

	2005	2004
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 49,594	$ 29,925
Retainers	20,000	20,000
Accrued vacation	120,304	108,273
Drafts for immediate credit	0	0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 189,898	$ 158,198
Computation of basic net capital requirement Minimum net capital required:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 12,660	$ 10,546
Minimum dollar net capital requirement of reporting entity	5,000	5,000
Net capital requirement (greater of the two above amounts)	12,660	10,546
Excess net capital at 1,500 percent	$ 565,953	$ 697,311
Ratio: Aggregate indebtedness to net capital	.33 to 1	.22 to 1

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note G and the broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the period ending December 31, 2005. The prior period adjustment to the December 31, 2004 financial statements, as discussed in Note J, has been reported to and accepted by the NASD, and appropriately reported on the aforementioned FOCUS report timely filed with the NASD.

NOTE H: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.

NOTE I: RELATED COMPANY TRANSACTIONS

The Company has agreements with its parent company and a company related through common ownership. The agreements can be terminated by any party. In summary, the agreements address the following expenses:

- The Company shall reimburse the parent for all direct expenses such as licensing, registration fees, banking fees, professional fees, liability insurance, and other expenses directly attributable to the company.

NOTE I: RELATED COMPANY TRANSACTIONS, Continued

- The Company shall pay the parent a monthly fee of $26,000 for 2005 and $30,000 for 2004 for the reimbursement of shared expenses. These expenses are for the costs of office facility rent and utilities, office supplies, computers and related technology support, telephones, taxes, marketing, general business and property insurance, and administrative support.

- Effective in 2005, the Company shall reimburse the company related through common ownership, for all compensation and related expenses. In 2004 the Company had a similar agreement with its parent.

For the years ended December 31, 2005 and 2004, the Company paid $312,000 and $360,000, respectively, to its parent for shared expenses. In addition, as of December 31, 2005 and 2004, the Company had $30,668 and $17,160, respectively, due to its parent which is recorded in accounts payable.

NOTE J: PRIOR PERIOD ADJUSTMENT

In 2005, management discovered that certain liabilities related to accrued vacation were erroneously omitted. As a result, the 2004 financial statements have been restated to reflect the accrued vacation. For the 2004 financial statement, the liabilities were increased $92,032, the net income was reduced $16,241, and the member's equity was reduced $108,273 from the amounts previously recorded.

REPORT ON INTERNAL CONTROL

Member
STOUT RISIUS ROSS ADVISORS, LLC
Farmington Hills, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of STOUT RISIUS ROSS ADVISORS, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
STOUT RISIUS ROSS ADVISORS, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

January 26, 2006

STOUT RISIUS ROSS ADVISORS, LLC

FINANCIAL INFORMATION

YEARS ENDED
December 31, 2005 AND 2004

CONTENTS